Exhibit 1

Oi S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33.300.29520-8

Publicly-Held Company

NOTICE TO THE MARKET

Prior Consent of ANATEL and

Call of the Shareholders’ Meeting of Oi

Oi S.A. (“Oi” or the “Company”, Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C), hereby informs its shareholders and the market in general that, during the meeting held on July 30, 2015, the Board of Directors of the Brazilian Telecommunications Agency (Agência Nacional de Telecomunicações – ANATEL) approved the request for Prior Consent, subject to the evidence of tax regularization, for the transactions and measures disclosed in the Material Facts dated March 31 and July 22, 2015, notably the merger of Telemar Participações S.A. (“TmarPart”) with and into Oi (the “Merger”).

Accordingly, in light of ANATEL’s prior consent having been granted, the extraordinary shareholders’ meeting of the Company (the “Meeting”) has been called on this date, to be held on September 1, 2015, at 11:00 a.m., at the headquarters of the Company, to discuss and vote primarily on: (1) the Merger; (2) the approval of the new bylaws of Oi, reflecting the adoption by Oi of heightened corporate governance standards; (3) the election of the new Board of Directors of Oi; and (4) the opening of the period for the voluntary exchange of preferred shares of Oi into common shares, as approved in the Meeting of the Board of Directors of Oi held on July 22, 2015 and disclosed in the Material Fact on the same date.

The list of nominees to be submitted for approval of the Meeting is comprised of 11 members and their respective alternates, with a term of office until the General Shareholders’ Meeting that approves the financial statements of the Company for the year ended December 31, 2017, as follows:

Incumbent Member	Alternate Member
José Mauro Mettrau Carneiro da Cunha	Fernando Marques dos Santos
Sérgio Franklin Quintella	Rubens Mário Alberto Waschlz
Luiz Antonio do Souto Gonçalves	Joaquim Dias de Castro
Ricardo Malavazi Martins	Cristiano Yazbek Pereira

Thomas Cornelius Azevedo Reichenheim	Sergio Bernstein
Rafael Luís Mora Funes	João do Passo Vicente Ribeiro
Francisco Ravara Cary	João Manuel Pisco de Castro
Luís Maria Viana Palha da Silva	Pedro Zañartu Gubert Morais Leitão
Jorge Telmo Maria Freire Cardoso	Nuno Rocha dos Santos de Almeida e Vasconcellos
Robin Bienenstock	Marcos Grodetzky
Marten Pieters	Vitor Fernando da Conceição Gonçalves.

Mr. José Mauro Mettrau Carneiro da Cunha will remain the Chairman of the Board of Directors of Oi.

The documents and information regarding the items of the Agenda of the Meeting, especially the information required by CVM Instruction No. 481/09, are available to the shareholders of Oi at the Company’s headquarters and at the Company’s Investor Relations website (www.oi.com.br/ri). A copy of this material can also be accessed through Sistema IPE of the CVM (www.cvm.gov.br) and BM&FBovespa’s website (www.bmfbovespa.com.br).

Rio de Janeiro, July 30, 2015.

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Oi S.A.

Additional Information and Where to Find It:

This Material Fact is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell any shares of Oi. The proposed Voluntary Share Exchange described in this Material Fact has not commenced.

Any offer to purchase or the solicitation of an offer to sell preferred shares of Oi will be made only pursuant to an offer to purchase and related materials that Oi intends to file with the SEC upon commencement of this offer. Oi urges shareholders who are eligible to participate in the Voluntary Share Exchange to carefully read the offer to convert and related materials relating to the Voluntary Share Exchange when they become available and prior to making any decisions with respect to the Voluntary Share Exchange as these documents will contain important information about the Voluntary Share Exchange.

Following the filing with the Commission of (1) the offer to convert and related materials relating to the Voluntary Share Exchange, or (2) any other offer materials related to the Voluntary Share Exchange, shareholders of Oi will be able to obtain the filed documents free of charge on the SEC’s website at www.sec.gov or from Oi.